HAWTHORNE GARDENING CO

flowr™ MC

FLOWR AND SCOTTS' HAWTHORNE BREAK GROUND ON FIRST-OF-ITS-KIND CANNABIS R&D FACILITY

KELOWNA, BRITISH COLUMBIA October 11, 2018 – The Flowr Corporation (TSXV: FLWR) ("Flowr"), a Canadian Licensed Producer of premium cannabis products, and Hawthorne Canada Limited ("Hawthorne") today celebrated the ground breaking for the construction of North America's first research and development facility dedicated to advancing cannabis cultivation techniques and systems. Hawthorne Canada is a subsidiary of Hawthorne Gardening Company which provides an array of tools for a multitude of gardening needs and is a subsidiary of The Scotts Miracle-Gro Company (NYSE: SMG).

Editors Note: See event photo distributed with this release. Caption information provided below.

The 50,000 square foot facility is located on the cultivation campus Flowr is constructing in Kelowna, British Columbia, Canada. The facility will include laboratories, indoor and greenhouse grow suites, training areas and genetics breeding areas in a single building. Flowr expects to develop and test Hawthorne cultivation systems such as lights and fertilization and irrigation systems in the facility. Flowr also intends to research genetics and cultivation data analytic systems in the facility. Hawthorne is funding the construction of the facility which is expected to be completed in the summer of 2019.

The facility is the centerpiece of an exclusive strategic R&D alliance Flowr and Hawthorne created in March 2018. Hawthorne selected Flowr for this alliance based on the technical expertise of Flowr's design, build and cultivation team under the direction of Flowr Co-Founder Tom Flow. Flow is widely recognized for his cannabis thought leadership and expertise building and operating cannabis cultivation facilities. He also co-founded MedReleaf which recently was acquired by Aurora for C$3.2 billion.

The alliance makes Flowr one of only three Canadian cannabis companies with a business partnership with a publicly traded U.S. company along with Canopy (TSX: WEED) and Hexo (TSX: HEXO).

Flowr Chairman and Chief Strategist Steve Klein said, "Flowr's partnership with Hawthorne is more than just an acknowledgment of the talents and track record of Tom Flow and our design, construction and cultivation teams. We strongly believe it will also help us sustain our competitive advantage in cultivation and remain at the forefront of industry innovation."

"We chose work with Flowr due to their ability to grow quality, consistent plants," said Chris Hagedorn, Senior Vice President and General Manager of Hawthorne Gardening Company. "Dedicated to innovation, this first-of-its kind research facility will help to optimize our entire array of products, from lighting to nutrients and environmental controls, and put us in the unique position to help our customers, no matter their size and scale, get the result they seek with even more precision."

Flowr's campus in Kelowna will include an additional 85,000 square feet of cultivation, processing and office space that is presently approximately 20% operational and is expected to be fully complete in early 2019. These facilities employ proprietary cultivation systems and are engineered to meet

pharmaceutical quality production standards allowing Flowr to grow premium cannabis flower. Flowr expects to produce upwards of 12,000 kilograms of cannabis flower in the facilities beginning in 2019.

Together, the R&D and operations facilities are expected to create upwards of 200 jobs following their completion.

Among those in attendance for the event were the Honourable Stephen Fuhr, Member of Parliament, Kelowna-Lake Country; Mr. Norm Letnick, Member of the Legislative Assembly, Kelowna-Lake Country; Mr. Steve Thomson, Member of the Legislative Assembly, Kelowna-Mission; Steve Klein, Co-Founder, Chairman & Chief Strategist, Flowr; Vinay Tolia, CEO, Flowr; Tom Flow, Co-Founder & President, Flowr; Michael Lukemire, President and COO, The Scotts Miracle-Gro Company; Chris Hagedorn, Senior Vice President and General Manager, Hawthorne Gardening; and David Aronowitz, Business Development and Government Relations Lead, Hawthorne Gardening.

Photo Caption Information

Executives from The Flowr Corporation, The Scotts Miracle-Gro Company and Hawthorne Gardening are joined by elected officials at the ground breaking for the companies' cannabis research and development facility in Kelowna, British Columbia. Left to Right: Mr. Steve Thomson, Member of the Legislative Assembly, Kelowna-Mission; Tom Flow, Co-Founder & President, Flowr; David Aronowitz, Business Development and Government Relations Lead, Hawthorne Gardening; Vinay Tolia, CEO, Flowr; James Baker, Mayor of District of Lake Country; Chris Hagedorn, Senior Vice President and General Manager, Hawthorne Gardening; Steve Klein, Co-Founder, Chairman & Chief Strategist, Flowr; Mr. Norm Letnick, Member of the Legislative Assembly, Kelowna-Lake Country; the Honourable Stephen Fuhr, Member of Parliament, Kelowna-Lake Country; and Michael Lukemire, President and COO, The Scotts Miracle-Gro Company. *Photo Credit: The Flowr Corporation*

About Flowr

The Flowr Corporation (TSXV: FLWR), through its subsidiaries, is a vertically integrated Canadian cannabis company focused on the natural science of cannabis. With head offices in Markham, ON and production in Kelowna, BC, Flowr builds and operates large-scale, GMP designed cultivation facilities utilizing its own patented growing systems. Flowr's investment in research and development is expected to enable its cultivation team to supply patients with consistent, high-quality medicinal cannabis. With a sense of craftsmanship and a spirit of innovation, Flowr is also well positioned with a line of premium quality cannabis products for the upcoming adult-use market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation

About Hawthorne

Hawthorne Gardening Company is a house of brands that provides an array of tools for a multitude of gardening needs to help people live happier, healthier lives through gardening. The company is dedicated to creating high-quality products founded in social and environmental responsibility and

creates engaging consumer experiences that empower more people to garden no matter where or how they choose to grow. Hawthorne is a subsidiary of The Scotts Miracle-Gro Company (NYSE: SMG), a world leader in gardening and lawn care products.

On behalf of The Flowr Corporation:
Steve Klein
Chairman & Chief Strategist

Contacts

Media – Flowr
Jim Walsh: +1-607-275-7141, jwalsh@flowr.ca
Bruce Dunbar: +1-917-756-4065, bdunbar@flowr.ca

Investors – Flowr
Alex Dann: +1-416-464-4067, adann@flowr.ca

Media – Hawthorne
Molly Jennings: +1-937-578-1352, molly.jennings@scotts.com

Investors – Hawthorne
Jim King: +1-937-578-5622, jim.king@scotts.com

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: the facilities described herein, including, without limitation, that they are expected to include laboratories, indoor and greenhouse grow suites, training areas and genetics breeding areas in a single building, Flowr's intention to develop and test Hawthorne cultivation systems such as lights and fertilization and irrigation systems in the facility, Flowr's intention to research genetics and cultivation data analytic systems in the facility, the timing for completion of construction of the facilities described herein, the amount of cannabis and jobs expected to result from the construction of the facilities and the timing for creation of such growth and jobs, Flowr sustaining its competitive advantage in cultivation and remaining at the forefront of industry innovation as a result of the R&D facility and partnership described herein, Flowr being well positioned with a line of premium quality cannabis products for the upcoming adult-use market, Flowr's investment in research and development enabling its cultivation team to supply patients with consistent, high quality medicinal cannabis and other factors. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Flowr's management and are based on assumptions and subject to risks and uncertainties. Although Flowr's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could

differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to Flowr's inability to construct the facilities described herein, or in the time anticipated, Flowr's inability to grow the amount of cannabis described herein and/or create jobs, which could adversely impact revenues, the fact that the facilities described herein may not include all the elements described in this press release, which could adversely impact the partnership with Hawthorne, Flowr's R&D strategy and/or Flowr's revenues, the inability of Flowr to test Hawthorne's cultivation systems, which could adversely impact the partnership described herein and future R&D initiatives of Flowr, Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities described herein or otherwise, Flowr's inability to research genetics and cultivation data analytic systems in the facility, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company's business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr's products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr's securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr's products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr's products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr's filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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